April 2, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Linkhome Holdings Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed March 25, 2025 File No. 333-280379

Ladies and Gentlemen:

On behalf of our client, Linkhome Holdings Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 27, 2025, relating to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed via EDGAR on March 25, 2025.

The Company is concurrently filing via EDGAR the Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Linkhome Holdings Inc. and Subsidiary Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
New Accounting Pronouncements, page F-15

1.	Regarding your adoption of ASU 2023-07 and operation as a single reportable segment, please tell us how you considered the revised disclosure requirements of ASC 280-10-50, also applying to public entities having a single reportable segment. We refer you to ASC 280-10-50-20 as revised.

Response: The Company acknowledges the Staff’s comment and has revised pages F-13 and F-14 of the Registration Statement to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Zhen Qin, Chief Executive Officer, Linkhome Holdings Inc.